FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

     For the Quarter Ended September 30, 1999

                                GOLD RESERVE INC.

     Address Of Principal Executive Offices:  926 West Sprague Avenue
                                              Suite 200
                                              Spokane, Washington 99201

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F  X      Form 40-F
               ---               ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes               No  X
         ---              ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     GOLD RESERVE INC.
     September 30, 1999
     Interim Financial Report

     FORWARD LOOKING STATEMENTS

     The information presented in or incorporated by reference in this interim financial report includes both historical information and "forward-looking statements" (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")) relating to the future results of Gold Reserve Inc. (the "Company"), which involve risks and uncertainties. Except where the context indicates otherwise, "Company" means Gold Reserve Inc., and its subsidiaries including its predecessor Gold Reserve Corporation.

     Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the following risks:

     -- actual reserves could vary considerably from estimates presently made,
     -- volatility of metals prices and estimated metal production, -- concentration of operations and assets in Venezuela, -- regulatory, political and economic risks associated with Venezuelan operations,
     -- inability to obtain adequate funding for future development of the
        Brisas property,
     -- dependence upon the abilities and continued participation of key employees,
     -- other uncertainties normally incident to the operation and development of mining properties.

     Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this interim financial report that would warrant any modification of any forward-looking statement made in this document or other documents filed periodically with securities regulators.

     All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

     OPERATIONS OVERVIEW

     The Company's Brisas property, a gold and copper deposit, is located in the Kilometer 88 mining district in the State of Bolivar, southeastern Venezuela. Exploration and development activities on the Brisas property, which commenced in 1992, have included surface mapping and geochemical sampling, assaying, petrology, mineral studies and metallurgical sampling as well as approximately 165,000 meters of drilling comprised of 763 holes.

     The Brisas property is presently estimated to contain a total mineral resource of 8.71 million ounces of gold and approximately 1.06 billion pounds of copper (based on 0.5 gram per tonne gold equivalent cut-off), which is contained within an area approximately 1,900 meters long and 500 to 900 meters wide. Scattered drill holes to the west of the main body of the deposit demonstrate that mineralization continues for an unknown distance down dip to the west and to the north. Additional mineralized areas have also been intersected below the current mineralized resource.

     Reserve Estimate Audits
     -----------------------
     The extensive data compiled by the Company, which serves as the basis of its pre-feasibility study, has been closely scrutinized by its consultants. Behre Dolbear & Company, Inc. ("Behre Dolbear") originally audited the Company's data collection procedures in 1997. In 1998, Behre Dolbear completed an additional audit of the Company's modeling and reserve methodology and in early 1999 verified the published reserve estimates.

     In total, Behre Dolbear's audits have concluded that technical data collection procedures meet or exceed accepted industry standards; assay laboratories provide reliable and acceptable results; the database compiled by the Company is of a quality appropriate for utilization in a reserve study suitable for obtaining financing; estimating techniques used were an accurate representation for the reserves; drill hole spacing was sufficient to generate future estimates of proven and probable reserves; the database was correct and reliable; the reserve risk for the project is low and there is upside potential for additional reserves at the Brisas property because the mineralization can be extrapolated with quite high confidence beyond the current drilling in the down dip direction and to the north.

     Total Mineral Resource Estimates
     --------------------------------
     The mineral resource based on 0.5 gold equivalent cut-off grade is summarized in the following tables:

                 Measured                   Indicated                  Inferred                   Total
      Au Eq      -------------------------  -------------------------  -------------------------  -------------------------
      Cutoff              Au       Cu                Au       Cu                Au       Cu                Au       Cu
      Grade      kt       (g/t)    (%)      kt       (g/t)    (%)      kt       (g/t)    (%)      kt       (g/t)    (%)
      ------     -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------
      0.50       33,386     0.833    0.136  258,286    0.738    0.128   72,623    0.723    0.145  364,296    0.744    0.132


                 Measured**                 Indicated**                Inferred**                 Total**
      Au Eq      -------------------------  -------------------------  -------------------------  -------------------------
      Cutoff              Au       Cu                Au       Cu                Au       Cu                Au       Cu
      Grade               oz.      lb.               oz.      lb.               oz.      lb.               oz.      lb.
      ------              -------  -------           -------  -------           -------  -------           -------  -------
      0.50                  0.894      100             6.128      729             1.688      232             8.710    1,061


     ** in millions

     Reserve Estimate
     ----------------
     Audited reserve estimates contained in the most recent pre-feasibility supplement have been prepared in accordance with reporting requirements of applicable Canadian Securities Commissions and calculated using $300 per ounce of gold and $0.80 per pound of copper (and $3.30/tonne revenue cutoff). The most current estimates are as follows:


                 Reserve                             Au            Cu            Waste         Total
                 tonnes        Au Grade   Cu Grade   ounces        pounds        tonnes        tonnes        Strip
      Class      (thousands)   (g/t)      (%)        (thousands)   (thousands)   (thousands)   (thousands)   Ratio
      --------   -----------   --------   --------   -----------   -----------   -----------   -----------   -----
      Proven        30,504      0.857      0.140           841        94,166
      Probable     192,566      0.764      0.132         4,728       560,484
                 ---------     ------     ------       -------       -------       -------       -------     ----
      Total        223,070      0.776      0.133         5,569       654,650       321,763       544,833     1.44
                 =========     ======     ======       =======       =======       =======       =======     ====

     Estimate Update
     ---------------
     In October 1999, the Company announced that additional drilling had increased the size of the Brisas gold copper deposit to 6.05 million ounces of gold and 732 million pounds of copper (using $300 per ounce gold and $0.80 per pound copper), a nine percent increase from the previously announced proven and probable reserves estimates shown above. The recent increase in the reserve estimate is based on a floating cone analysis and, as a result, is not yet categorized as proven and probable reserves at this time. Additional pit design and economic analysis, necessary to properly categorize the deposit increase, are expected to be completed within three months.

     Outlook
     -------
     The Company continues its work to complete a feasibility study on the Brisas property. The most recent supplement to the pre-feasibility study, which was originally completed in 1998, contemplates the implementation of on-site copper processing using the Cominco Engineering Services Limited (CESL) technology. The CESL process utilizes an autoclave for pressure oxidation of the concentrates followed by a series of leaching sequences to recover the copper and gold. Implementation of the CESL process would eliminate significant transportation costs for the copper gold concentrates to an off-site smelter resulting in improved Brisas project economics.

     Current cost estimates (U.S. Dollars), in accordance with the Gold Institute guidelines, result in cash operating costs of $177 per ounce of gold net of copper revenues (using $0.80 per pound copper and the CESL process). Total after-tax costs are estimated at $262 per ounce of gold (including operating costs (net of copper revenues), working capital, initial capital and life of mine capital less sunk costs).

     Estimated cost per ounce of gold is determined net of copper revenues. As a result, the price of copper is a significant factor in determining net production costs. For example, every $0.10 per pound change in the price of copper results in a corresponding change in our cash and total costs by $12 per ounce of gold.

     The proposed plant is presently estimated to cost between $350 and $400 million and process an estimated 55,000 tonnes per day, yielding an average annual production of as much as 355,000 ounces of gold and 43 million pounds of copper, over a mine life of 13 years. Construction of the planned facility is expected to take approximately 18 to 24 months, with commissioning and achievement of commercial production expected shortly thereafter. The Brisas property economics and plant design are subject to the results of the final feasibility study which management expects to complete in 2000.

     Management's operational focus continues to be obtaining the required permits, securing additional sites required for process facilities, infrastructure, waste deposition and the completion of the final feasibility study. In addition, continuation or completion of metallurgical testing, geotechnical and hydrological investigations, electrical power supply and development and condemnation drilling will occur prior to completion of the final feasibility study. It is estimated that an additional $3 to $4 million will be spent for completion of the final feasibility study.

     YEAR 2000 READINESS

     Management has made an assessment of its requirements regarding Year 2000 issues. This assessment focused on three major areas; (1) internal systems under the control of the Company; (2) systems of third party suppliers or contractors; and (3) systems maintained by governmental agencies and major public and private service providers located in Venezuela. The Company's present business operations are not dependent upon sophisticated information systems. The Company does not have any material relationships with third party suppliers at this time. Future material third party relationships are expected to be evaluated as to the level of Year 2000 readiness. The Company is not aware of any published reports documenting the Year 2000 compliance efforts and progress of such governmental agencies and major public and private service providers located in Venezuela. Compliance-related failures of future material third-party suppliers and contractors providing services directly to the Company or failures related to governmental agencies and public and private service providers within Venezuela could be significant and could cause an interruption of business that could be material to the Company. Based on the current information available, the significance of Year 2000 difficulties which might be experienced by others outside the Company's control, the magnitude of future business disruption, if any, and the costs of such disruption cannot be determined at this time. Management's evaluation of Year 2000 readiness is expected to cost less than $10,000.

     REORGANIZATION

     In February 1999, the shareholders of Gold Reserve Corporation (a U.S. corporation) approved a plan of reorganization whereby Gold Reserve Corporation became a subsidiary of Gold Reserve Inc. (a Canadian corporation), the successor issuer. The primary purpose of the formation of a Canadian parent was to expand the Company's profile among Canadian investors who generally are significant investors in resource companies.

     This reorganization resulted in a "deemed disposition" or sale of Gold Reserve shares held by Canadian shareholders possibly resulting in a taxable transaction. If you owned Gold Reserve shares on February 4, 1999 you may realize a loss or gain (as the case may be) even though you did not actually sell the shares on that date. The loss or gain on the deemed disposition or sale is calculated by the difference between the amount you paid for such shares owned on February 4, 1999 and the closing market price (Cdn $2.22 or US $1.438) of the shares on February 4, 1999. Shareholders should consult their tax advisors as to the particular tax benefits or consequences (e.g. long-term or short-term capital gain or loss and new tax basis) as a result of the reorganization.

     Gold Reserve Corporation previously made filings with the U.S. Securities and Exchange Commission and The Toronto Stock Exchange along with the applicable Canadian Securities Commissions. After the reorganization, a shareholder of Gold Reserve Inc. continued to own an interest in the business, through subsidiary companies, that in aggregate is essentially the same as before the reorganization.

     FINANCIAL OVERVIEW

     Because the reorganization discussed above did not take place until February 1999, the financial statements that are presented in this interim financial report are those of Gold Reserve Corporation as of December 31, 1998 and for the three and nine months ended September 30, 1998 and those of Gold Reserve Inc. as of and for the three and nine months ended September 30, 1999. The financial position of the consolidated group subsequent to the reorganization was substantially the same as prior to the reorganization.

     The December 31, 1998 balance sheet is derived from the audited consolidated financial statements as set forth in Gold Reserve Corporation's 1998 Form 20-F. You are urged to refer to the notes to those audited consolidated financial statements which also apply to these interim financial statements at September 30, 1999 and are not repeated here. The financial information given in the accompanying unaudited financial statements reflects all normal, recurring adjustments which, in the opinion of management, are necessary for a fair presentation for the periods reported.

     The total financial resources of the Company, cash plus current and non-current marketable securities (primarily consisting of highly liquid US treasury and agency obligations, approximated $20 million as of September 30, 1999. (All amounts are stated in U.S. Dollars).

                                               September 30,  December 31,
                                               1999           1998
                                               -------------  ------------
       Cash and equivalents                     $ 3,256,394   $ 2,848,189
       Marketable securities current             12,111,332    15,531,922
       Marketable securities- non-current         5,060,559     5,194,359
                                                -----------   -----------
                                                $20,428,285   $23,574,470
                                                ===========   ===========

     Overall the total financial resources of the Company decreased by approximately $3.1 million during the first nine months of 1999, primarily the result of cash utilized by operations of approximately $1.1 million and investment in property, plant and equipment of approximately $2.2 million.

     The overall corporate expenditures budgeted for 1999, net of estimated interest income of approximately $1 million, is estimated at $4.3 million. Of that amount, approximately $2.4 million will be spent on the Brisas property, primarily towards the further completion of the feasibility study. The remaining budgeted expenditures relate to general corporate activities including on-going exploration activities other than on the Brisas property. Management anticipates that its combined cash and investment position will be sufficient to cover estimated operational and capital expenditures (excluding estimated mine construction costs) associated with the remainder of 1999 and all of 2000.

     Whether and to what extent additional or alternative financing options are pursued by the Company depends on a number of important factors, including the price of gold, if and when mine development activities are commenced on the Brisas property, management's assessment of the financial markets, the potential acquisition of additional properties or projects and the overall capital requirements of the consolidated corporate group. Future construction costs and development expenses, and the cost of placing the Brisas property or additional future properties into production, if warranted, are expected to be financed by a combination of the sale of additional common stock, bank borrowings or other means. Management however, does not plan to raise funds through the sale of equity or debt for the next 18 to 24 months.

     Consolidated net loss for the three and nine months ended
     September 30, 1999 amounted to $300,150 and $1,495,383 or $0.01 and
     $0.07 per share, respectively, compared to consolidated net loss of $203,659 and $1,425,984 or $0.01 and $0.06 per share, respectively, for the same periods in 1998. Other income decreased primarily as a result of lower levels of cash and investments. Expenses for the three months ended September 31, 1999 increased over the prior period primarily as a result of one-time separation costs associated with the elimination of several staff positions. Expenses for the nine months ended September 31, 1999 decreased from the prior period primarily as a result of various cost reduction measure undertaken by the Company.

     CONSOLIDATED BALANCE SHEET
     September 30, 1999 and December 31, 1998 (unaudited)

                                               September 30,  December 31,
     U.S. Dollars                              1999           1998
                                               -------------  ------------
     ASSETS
     Current Assets:
     Cash and cash equivalents                 $ 3,256,394    $ 2,848,189
     Marketable securities                      12,111,332     15,531,922
     Deposits, advances and other                  379,572        461,684
     Accrued interest                               96,326        456,418
                                               -----------    -----------
     Total current assets                       15,843,624     19,298,213

     Property, plant and equipment, net         43,046,878     41,038,160
     Marketable securities                       5,060,559      5,194,359
     Other                                       1,326,397      1,388,302
                                               -----------    -----------
     Total assets                              $65,277,458    $66,919,034
                                               ===========    ===========
     LIABILITIES
     Current Liabilities:
     Accounts payable and accrued expenses     $   587,604    $   785,754
     Note payable - KSOP                           150,000        414,771
                                               -----------    -----------
     Total current liabilities                     737,604      1,200,525

     Minority interest in consolidated
       subsidiaries                              1,028,450      1,005,237
                                               -----------    -----------
     Total liabilities                           1,766,054      2,205,762
                                               -----------    -----------
     SHAREHOLDERS' EQUITY
     Serial preferred stock, without par
       value                                            --             --
     Common shares, without par value           91,391,577    101,661,054
     Equity units                               10,298,221             --
     Less, common shares held by affiliates       (403,331)      (403,331)
     Accumulated deficit                       (37,625,063)   (36,129,680)
     KSOP debt guarantee                          (150,000)      (414,771)
                                               -----------    -----------
     Total shareholders' equity                 63,511,404     64,713,272
                                               -----------    -----------
     Total liabilities and shareholders'
       equity                                  $65,277,458    $66,919,034
                                               ===========    ===========

     CONSOLIDATED STATEMENT OF OPERATIONS
     For the Three and Nine Months Ended September 30, 1999 and 1998
     (unaudited)

                                    Three Months Ended          Nine Months Ended
                                    -------------------------   -------------------------
                                    1999          1998          1999          1998
                                    -----------   -----------   -----------   -----------
      OTHER INCOME
      Interest                      $   283,853   $   328,517   $   875,922   $ 1,008,775
                                    -----------   -----------   -----------   -----------
      EXPENSES
      General and administrative        264,263       238,161     1,275,151     1,218,768
      Technical services                179,868       123,779       502,062       510,174
      Corporate communications           68,350        66,897       214,759       303,696
      Legal and accounting               24,474        47,630       218,822       198,842
      Foreign currency loss              38,251        45,752       123,493       156,772
      Interest                            2,722         8,377        13,805        25,908
      Minority interest in net
        income of consolidated
        subsidiaries                      6,075         1,580        23,213        20,599
                                    -----------   -----------   -----------   -----------
                                        584,003       532,176     2,371,305     2,434,759
                                    -----------   -----------   -----------   -----------
      Net loss                      $  (300,150)  $  (203,659)  $(1,495,383)  $(1,425,984)
                                    ===========   ===========   ===========   ===========
      Net loss per share - basic
        and diluted                 $     (0.01)  $     (0.01)  $     (0.07)  $     (0.06)
                                    ===========   ===========   ===========   ===========
      Weighted average common
         shares outstanding          22,748,123    22,679,304    22,736,744    22,547,581
                                    ===========   ===========   ===========   ===========

     CONSOLIDATED STATEMENT OF CASH FLOWS
     For the Nine Months Ended September 30, 1999 and 1998
     (unaudited)

     U.S. Dollars                               1999          1998
                                                -----------   -----------
     Cash Flows from Operating Activities:
     Net loss                                   $(1,495,383)  $(1,425,984)
     Adjustments to reconcile net loss to
       net cash used by operating activities:
         Depreciation                                31,666        29,602
         Amortization of premium (discount) on
           marketable securities                     (8,082)       70,519
         Foreign currency loss                      123,493       156,772
         Minority interest in net income of
           consolidated subsidiaries                 23,213        20,599
         Changes in current assets and
           liabilities:
             Decrease in litigation settlement
               held in escrow                            --     4,500,000
           Net decrease (increase) in current
             assets                                 442,204       (31,984)
           Decrease in settlement payable                 -    (4,500,000)
           Net decrease in current liabilities     (198,150)     (235,090)
                                                -----------   -----------
               Net cash used by operating
                 activities                      (1,081,039)   (1,415,566)
                                                -----------   -----------
     Cash Flows from Investing Activities:
       Proceeds from maturities of marketable
         securities                              15,500,000    13,056,187
       Purchase of marketable securities        (11,937,528)  (17,286,570)
       Purchase of property, plant and
         equipment                               (2,163,877)   (2,027,200)
       Other                                         61,905       122,557
                                                -----------   -----------
               Net cash provided by (used in)
                 investing activities             1,460,500    (6,135,026)
                                                -----------   -----------
     Cash Flows from Financing Activities:
     Proceeds from issuance of common shares         28,744       409,938
                                                -----------   -----------
               Net cash provided by financing
                 activities                          28,744       409,938
                                                -----------   -----------

     For the Nine Months Ended September 30, 1999 and 1998
     (unaudited)

     U.S. Dollars                               1999          1998
                                                -----------   -----------
     Change in Cash and Cash Equivalents:
       Net increase (decrease) in cash and
         cash equivalents                           408,205    (7,140,654)
     Cash and cash equivalents - beginning
       of period                                  2,848,189    12,524,125
                                                -----------   -----------
     Cash and cash equivalents - end of period  $ 3,256,394   $ 5,383,471
                                                ===========   ===========

     SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        GOLD RESERVE INC.

                                        By:  s/ Robert A. McGuinness
                                             -----------------------------
                                             Vice President - Finance & CFO

                                             November 12, 1999